SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Manchester United plc
(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share
(Title of Class of Securities)

G5784H106
(CUSIP Number)

12/31/2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5784H106	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Jupiter Asset Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,768,764
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,768,764
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,768,764
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.92%
12	TYPE OF REPORTING PERSON OO, FI

CUSIP No. G5784H106	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Jupiter UK Growth Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,685,644
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,685,644
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,685,644
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.71%
12	TYPE OF REPORTING PERSON OO, FI

CUSIP No. G5784H106	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER
Manchester United plc (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
Sir Matt Busby Way, Old Trafford, Manchester, England, M16 0RA

Item 2(a).	NAME OF PERSON FILING

Jupiter Asset Management Limited and Jupiter UK Growth Fund

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13 of the Act, the beneficial owner of the Class A Ordinary Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The Zig Zag Building, 70 Victoria Street, London SW1E 6SQ

Item 2(c).	CITIZENSHIP
England and Wales

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class A ordinary shares, par value $0.0005 per share ("Class A Ordinary Shares")

Item 2(e).	CUSIP NUMBER
G5784H106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

CUSIP No. G5784H106	13G/A	Page 5 of 7 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________

Item 4.	OWNERSHIP
Jupiter Asset Management Ltd
	(a)	Amount Beneficially Owned: 2,768,764 Class A Ordinary Shares
	(b)	Percent of Class: 6.92%. The percentages set forth in this Item 4 and in the rest of this Schedule 13G are based upon a total of 40,025,280 Class A Ordinary Shares outstanding as of June 30, 2016 as reported by the Issuer in its Form 20-F for the fiscal year ended June, 30 2016.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 2,768,764 Class A Ordinary Shares
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 2,768,764 Class A Ordinary Shares

Jupiter Asset Management Limited provides investment advisory and management services and has acquired the securities of the issuer solely for investment purposes on behalf of client accounts over which it has investment discretion. The securities of the issuer are held in such accounts for the economic benefit of the beneficiaries of those accounts. This statement should not be construed as an admission that Jupiter Asset Management Limited is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, a beneficial owner of any securities covered by this statement.

CUSIP No. G5784H106	13G/A	Page 6 of 7 Pages

Jupiter UK Growth Fund
(a)	Amount Beneficially Owned: 2,685,644 Class A Ordinary Shares
(b)	Percent of Class: 6.71%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 2,685,644 Class A Ordinary Shares
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 2,685,644 Class A Ordinary Shares

Jupiter UK Growth Fund is a UK Unit Trust, units of which are held by a number of investors. Jupiter UK Growth Fund has no independent management. Jupiter Asset Management manages all of the investments of Jupiter UK Growth Fund.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
N/A

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
N/A

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
N/A

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
N/A

Item 9.	NOTICE OF DISSOLUTION OF GROUP
N/A

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G5784H106	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 7, 2017

JUPITER ASSET MANAGEMENT LIMITED

/s/ Lance DeLuca
Name: Lance DeLuca
Title: Head of Operations

JUPITER UK GROWTH FUND

/s/ Lance DeLuca
Name: Lance DeLuca
Title: Head of Operations